

Offering Statement for Wind Harvest International, Inc. ("Wind Harvest")

Wind Harvest International, Inc. ("Wind Harvest," the "Company," "we," or "us"), a Delaware Corporation incorporated on January 6th, 2006, is holding the following offering:

Promissory Notes offered by Wind Harvest Pilot Project Inc. with a Security Guaranty from the parent company Wind Harvest International Inc (WHI). The first $100,000 in Notes receive an 8% interest. The remaining Notes receive a 7% interest payment made annually 60 days after the end of the year. The Notes have a Maturity Date of Dec. 31, 2027. For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100. The Company must reach its Target Offering Amount of $10,000 by June 1st, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law,

we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY

JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://windharvest.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Wind Harvest International, Inc.

712 5th St, Davis, CA 95616

Co-issuer:

Wind Harvest Pilot Project Inc.

712 5th St, Davis, CA 95616

There are two companies involved in the offering: Wind Harvest (WHI) and Wind Harvest Pilot Project (WHPP). WHPP is a wholly owned subsidiary of Wind Harvest under Rule 3a-5 under the Investment Company Act of 1940. As such, WHPP's primary purpose is to finance the business operations of Wind Harvest. As described above, WHPP will issue Notes to investors in the offering and the Notes will be unconditionally guaranteed by Wind Harvest as required by the Investment Company Act of 1940

Eligibility

2. The following are true for Wind Harvest International, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Wind harvest has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Kevin Wolf | CEO of Wind Harvest International, Inc. 2006 - 2009 and 2019 - Present (Main Employer)

Employee Background

Kevin Wolf has been an integral part of Wind Harvest International since its beginning. He has worked in all parts of the business including a five-year stint as the facilitator of the engineering team that brought the Wind Harvester turbines through Technology Readiness Level 6 (full scale prototype. In late 2019, Wolf became the company's CEO and created a series of successful, innovative capital raises that have brought the technology through TRL 7. Wolf volunteers as the Chair of the California Clean Money Action Fund which has been passing political and election disclosure laws. Wolf graduated with a BS in Evolution and Ecology from UC Davis.

Employee Name and Title

Cornelius Fitzgerald | Director of Finance and Marketing (2012 – Present); Clean Energy Holdings LLC (Main Employer)

Employee Background

Cornelius helped lead the development of innovative wind turbine design from prototype to commercially viable product. He identified and hired expertise needed to evolve the company into a professional organization.

Employee Name and Title

Christine Nielson | President of Wind Harvest Pilot Project (2020 – Present); (Main Employer)

Employee Background

Between 1987 and 1990, Christine started and directed a non-profit in the Mixteca Alta r ion of Oaxaca, Mexico, working with Triqui women on a project focused on wool weaving and natural dyeing.

Christine founded Coyuchi, Inc. in 1991. It was the first US company to manufacture and sell quality bedding and bath products made from organic cotton. The business not only pioneered the use of organic cotton but was one of the first to promote Fair Trade- produced fiber and finished products.

Christine became a founding member of Vermi Vision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high quality vermicompost on horticultural crops and turf.

Currently, Christine has been an investor in and advisor to Wind Harvest International and is currently serving as President of their subsidiary Wind Harvest Pilot Project Inc.

Christine graduated from UCLA in 1965 with a degree in English Literature and from Whittier College in 1966 with an elementary teaching credential.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or

partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Wind Harvest International, Inc.

Principal Security Holder Name

The E.A. Maas family

Securities

75,704,447

Security Class

Preferred Series A

Voting Power

26%

Wind Harvest Pilot Project Inc.

Principal Security Holder Name

Wind Harvest International, Inc.

Securities

6,000,000

Security Class

Common Stock

Voting Power

100%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

See attached business plan deck for additional information.

MISSION

Wind Harvest International, Inc will be the world's leading mid-level wind turbine company and a brand universally respected for its environmental, economic, and social values as well as the value it brings to its investors. We will open new markets for wind and renewable energy, and benefit our investors, stakeholders, partners, local communities and the environment.

PRODUCTS AND SERVICES

Our primary business is to design, make and sell mid-level, vertical axis wind turbines (VAWTs). Our Wind Harvester line of H-type vertical axis wind turbines are commercial and utility scale. They will vary in capacity from 50kW up to 250kW. Their blade tips will reach as high as 120 feet above the ground. All are designed for the turbulent and gusting mid-level wind that traditional turbines cannot use.

The Wind Harvester 4.0-70kW will be the first certified turbine to be available to customers needing rugged turbines that can handle turbulent wind. With aircraft aluminum blades, galvanized steel rotor and tower, and concrete foundations, these energy-producing machines will have a fatigue life of over 70 years. Like all turbine Original Equipment Manufacturers, Wind Harvest will offer services to customers in turbine placement, installation, extended warranties, and maintenance.

CUSTOMERS AND MARKET

There are four primary customers for Wind Harvest:

Wind Farm Owners and Developers: Because they can be installed under existing tall horizontal axis wind turbines ("HAWTs"), 20% of the world's wind farms with excellent mid-level wind resources want a product that can harvest this resource. This is a 150 gigawatt ("GW") $300 billion untapped market.

Distributed Energy Developers and Facility Owners: Shortness has its benefits. Wind Harvesters can fit inside the setback easements of 100s of facilities that use large amounts of electricity. They can be sited in windy airports and near telecommunication towers on hilltops and ridgelines. This is a $10+ billion market in the U.S.
alone.

Wind Harvest Renewable LLC Projects: Because banks won't finance our customer's projects until they have a year plus of Operational and Maintenance data from five or more Wind Harvesters, we are developing projects that can buy our turbines through our wholly owned subsidiary.

FINANCING AND REVENUE

Wind Harvest is raising $7 million in Series A-4 equity and another $1 million from a Reg CF/406(c) offering to bring its turbines to market and develop projects for their installation. The Company plans to raise an additional $15 million in a Series B round in late 2023 to finance the projects it has in development. The Company's largest revenue stream will come from the margin made on the sale of each turbine. Margins go up as numbers produced increase. 2023-24 gross sales are projected to be $29 million.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global

commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current

form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company only has key person life insurance policies on the CEO

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has only purchased insurance policies on the CEO with respect to those individuals in the event of their death or disability. Therefore, if any of the other personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence

in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be

limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered

under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not

occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

WHPP Income is From the Parent Company

Description of Risk

Wind Harvest Pilot Project Inc. ("WHPP") is loaning the proceeds of this offering under Regulation Crowdfunding ("this offering" or "the offering") and the 506(c) Offering (which is defined in Question 13 below) to Wind Harvest under the New Wind Harvest Loan Agreement (which is described in the Management's Discussion (Question 25) and in Question 13 below) and using Wind Harvest's annual interest payments and final principal payment to make payments on the Notes issued to investors in this offering and the 506(c) Offering. (The Notes are defined and described in Question 13 below.) WHPP has no other means with which to pay investors in the Notes other than proceeds from the Wind Harvest Loan(s). Accordingly, if Wind Harvest defaults on the Wind Harvest Loan(s), due to bankruptcy or any other reason, WHPP may not be able to recover the full amount it loaned to Wind Harvest and may not be able to fully repay investors in the Notes or pay them interest on their investments. Wind Harvest has provided an unconditional Guaranty (defined in Question 13) that it will make payments due under the Notes if WHPP does not. However, if Wind Harvest is unable to repay WHPP, it will most likely be unable to meet its obligation under the Guaranty. Further, the Guaranty is unsecured, so there is no collateral that investors in the Notes would be able to seize in order to receive principal and interest payments.

Title of Risk

Warrants Might Not Be Exercised and Sold

Description of Risk

It is possible that the Warrant Shares described in Question 13 below will not be sold at a profit, or be sold at all, and thus WHPP's ownership of the Warrants described in Question 13 below may not realize any value for investors in the Notes. Wind Harvest may never have a future equity financing nor undergo a liquidity event such as a sale of the company or an IPO that would cause there to be a market for the Warrant Shares. Further, WHPP has discretion as to whether and when to exercise the Warrants and sell the Warrant Shares. Under the terms of the Notes, WHPP is only obligated to make Reasonable Efforts (as defined in Question 13 below) to exercise the warrants and sell the Warrant Shares. Investors in the Notes could thus receive little or no profit from the sale of the Warrant Shares, and investors' return could be limited to the fixed interest rate on the Notes.

Title of Risk

There Might Not Be a Secondary Market for the Notes

Description of Risk

There is currently no, and there may never be any, secondary market trading in the Notes, and Investors' ability to sell their Notes is further limited by transfer restrictions under applicable securities laws. If an Investor is able to sell their Note, there is no guarantee that the Investor will be able to sell for a price greater than—or equal to—the price the Investor paid for the Note.

Title of Risk

Government Decisions Could Harm the Company and Market

Description of Risk

External factors such as government policies on subsidizing fossil fuels, tax subsidies for renewable energy, possible large increases in the cost of raw material and/or labor, supply chain restraints and trade embargoes could affect Wind Harvest's profitability and markets.

Title of Risk

Wind Harvest May Not Achieve Profitability

Description of Risk

Wind Harvest cannot assure Investors that it will be able to achieve or sustain profitability in the future. Wind Harvest has not generated revenue but has incurred operating losses since its inception. In order to remain a going concern one year from now, Wind Harvest will need to raise sufficient funds from investors to meet its obligations. The companies may not raise enough in this offering, the 506(c) Offering, the Series A-4 round, or a planned Series B round to do this.

Title of Risk

May Not Be Sufficient Funding in the Future

Description of Risk

If the companies raise enough to allow Wind Harvest to remain a going concern one year from now, there is still no guarantee that the companies will raise enough to permit Wind Harvest to continue in its plans to certify, install, sell, and license its technology. In order to continue these plans, Wind Harvest may require additional financing, including equity or debt offerings, in excess of the proceeds of this offering, the Series A-4 offering, or the Series B raise. Funding from all future sources of capital, including this offering, the 506(c) Offering, the Series A-4 round, and the Series B round, may be limited, unavailable, or not available on favorable terms. There is no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives or go bankrupt.

Title of Risk

Projects and Sales May Not Materialize

Description of Risk

The projects in Wind Harvest's expected sales pipeline may not materialize in a timely manner or at all. Wind Harvest and customer projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, including environmental review of impacts on wildlife, grid connection permits, and power purchase agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved. Wind Harvest's anticipated pipeline of projects may face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Wind Harvest's turbines. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Title of Risk

Wind Harvesters May Not Be Competitive

Description of Risk

Even if projects using Wind Harvest's technology do materialize, there is no guarantee that the technology will result in greater reliability or lower cost energy than other energy technologies. In some cases, energy output from the Wind Harvesters may be lower and costs per kilowatt hour higher than other options. If Wind Harvesters do not perform as well as other energy technologies or its fully installed costs are too high, sales, and Wind Harvest's financial condition, could suffer.

Title of Risk

Patents Not Yet Granted

Description of Risk

Wind Harvest has not yet fully secured patents for its technology. There is no guarantee that Wind Harvest will be able to secure the patents and license its technology. Wind Harvest's expectations of future financial success is based in part on its ability to enter patent licensing agreements. If it cannot do so, its profitability could be materially affected. We believe Wind Harvest's current intellectual property rights are, and future intellectual property rights will be, valuable, but any inability to protect them could reduce the value of Wind Harvest's products, services and brand. If Wind Harvest is unable to protect its intellectual property, Wind Harvest's competitors could use its intellectual property to market similar products, which could reduce the demand for Wind Harvest's products. Wind Harvest's success depends substantially upon the

internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest intellectual property rights by any of Wind Harvest's licensees could adversely affect Wind Harvest's competitive position and the value of Wind Harvest's assets.

Title of Risk

Product Might Not Operate as Well as Needed

Description of Risk

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Title of Risk

Banks Might Not Finance Customers Buying Wind Harvesters

Description of Risk

Wind Harvest's customers' inability to obtain financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

Title of Risk

International Company

Description of Risk

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into all countries with mid-level wind resources. Wind Harvest's ability to grow in international markets could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

Title of Risk

Small Management Team

Description of Risk

Wind Harvest's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that Wind Harvest will be successful in attracting and retaining other personnel it requires to successfully grow its business.

Title of Risk

Unsecured Notes

Description of Risk

Both the Notes and the Guaranty are unsecured and subordinated to the companies' payment obligations as to any indebtedness of WHPP or Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money. As unsecured securities, the Notes and Guaranty may also be subordinated to secured indebtedness Wind Harvest or WHPP may have in the future. In the event that the companies are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the Notes will be entitled to be paid in full from our assets before any payment may be made with respect to the Notes. Holders of the Notes will participate in the companies' remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the Notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, the companies may not have sufficient assets to pay amounts due on the Notes.

The Offering

Minimum Amount of the Securities Offered	N/A - Debt
Total Amount of the Securities Outstanding After Offering (if Target Offerings Amount Met)	18,560,000 Common 294,350,000 Preferred
Maximum Amount of the Securities Offered	N/A - Debt
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	18,560,000 Common 294,350,000 Preferred
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100
Offering Deadline	June 1st, 2023
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Wind Harvest International, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF and an up-front fee of $1,500. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

WHPP will loan to Wind Harvest at least 85% of the funds raised through sale of the Notes to finance Wind Harvest's operations and projects as described. The remaining funds will be used to pay (i) PicMii's portal fee and (ii) reasonable administrative, operating and legal expenses in connection with WHPP's fundraising activities for Wind Harvest. WHPP is a finance subsidiary of Wind Harvest and its only operations are related to financing Wind Harvest.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
General Administration	100%	$10,000	30%	$300,000
Turbine Certification	0%	$0	10%	$100,000
Product Development	0%	$0	40%	$400,000
Sales and Project Development	0%	$0	20%	$200,000
Total	100%	$10,000	100%	$1,000,000

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock and Preferred Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does

not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

In exchange for the amounts invested by the investors, WHPP will issue guaranteed promissory notes (the "Notes," each, a "Note") in this offering. Refer to Exhibit C for the Investor Subscription Agreements with the exact terms of the securities.

Promissory Notes offered by Wind Harvest Pilot Project Inc. with a Security Guaranty from the parent company Wind Harvest International Inc (WHI). The first $100,000 in Notes receive an 8% interest. The remaining Notes receive a 7% interest payment made annually 60 days after the end of the year. The Notes have a Maturity Date of Dec. 31, 2027. For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each.

Annual Interest Payments: Within 60 days following the end of each fiscal year, before the Maturity Date, WHPP shall make a payment of the interest accrued for the most recently ended fiscal year.

Maturity: Except as otherwise provided in the Note, all unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date. "Maturity Date" shall mean December 31st, 2027.

Prepayment Rights: The Note may be prepaid without penalty at WHPP's option.

Subordination: The Note will be subordinated to all indebtedness of WHPP to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Profit Share Kicker:

"New Wind Harvest Loan Agreement" means an agreement entered into in September 2022, under which WHPP makes loans to Parent using the proceeds from this offering.

"Parent" means Wind Harvest International, Inc."

"Pro Rata Share" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

"Reasonable Efforts" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgement in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

"Warrants" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the New Wind Harvest Loan Agreement.

"Warrant Expiration Date" means December 31st, 2027

"Warrant Shares" means shares of Parent's Common Stock issuable under the Warrants.

Under the New Wind Harvest Loan Agreement, Parent will issue WHPP warrants for 250 Warrant Shares for every $100 invested by Investors (the "Profit Share Kicker Warrants").

Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "Profit Share Kicker Shares") before the Warrant Expiration Date.

If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to the investor his, her, their, or its Pro Rata Share of the profit from the resale. Such payment shall be referred to herein as the "Profit Share Kicker."

Security: The Note will be unsecured

Guaranty: WHPP is a finance subsidiary under Rule 3a-5 of the Investment Company Act of 1940 (the "Rule"). In accordance with the Rule, the Parent will unconditionally guarantee any and all payments due under the Notes.

To comply with the Rule, the guaranty from the Parent (the "Guaranty") will also provide that if WHPP defaults in any payment due under the Note, the Investor may institute legal proceedings directly against the Parent to enforce the Guaranty without first proceeding against WHPP.

The Guaranty will be subordinated in right of payment to all indebtedness of the Parent to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Guaranty may be amended by mutual agreement of the parties in writing.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

No

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?

Wind Harvest may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and are deemed to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal

equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Wind Harvest International:

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	449,114,693	18,560,000	27,462,500	0	Yes
Preferred	308,054,693	238,460,345	0	54,500,000	A1 (Voting) and A2 (Non-Voting)

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Next Round Convertible Note	See the financial statements filed herewith in Appendix C
Maas Revocable Trust Convertible Notes	54,500,000 Series A Preferred Shares
Warrants to Purchase Preferred Stock	16,700,000
Warrants to Purchase Common Stock	13,595,830

Please note that 86,000,000 shares of Wind Harvest's common stock are reserved under 2022 Equity Incentive Plan. Please see the financial statements in Exhibit A for more details about the plan.

Wind Harvest Pilot Project:

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	10,000,000	6,000,000	0	0	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The investors in this offering have no voting rights and will have no voting rights. The voting shareholders of WHPP and Wind Harvest may make decisions with which an investor in this offering disagrees or that negatively affect the value of Wind Harvest's common stock (and thus the profit the investor receives from sale of the Warrant Shares) or in the investor's Note, and the investor will have no recourse to change those decisions. The investor's interests may conflict with those of the voting shareholders and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the investor. For example, the voting shareholders may change the terms of the certificates of incorporation of Wind Harvest or WHPP or vote to engage in new offerings or register certain of Wind Harvest's or WHPP's securities in a way that negatively affects the value of Wind Harvest's common stock or the Note.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes, the securities being offered do not have voting rights. The security being offered is a debt security, meaning the investor does not actually own equity in the Company.

Previous Notes from past Regulation Crowdfunding offerings have similar terms to the Notes being sold in this agreement, however there are differences.

The previous Notes have interest rates of 10% and 8%, depending on how early the investor invested. Investors in the previous Notes are referred to herein as "Previous Note Investors". Investors who received 10% interest will be referred to herein as "Early Bird Previous Note Investors".

According to the terms of most of the Previous Notes, which were issued in 2020-2021 and 2022, the Previous Note Investors were entitled to receive a pro rata share of the profits from the sale of shares issuable under warrants for the purchase of common stock that Wind Harvest issued to WHPP in 2020 and 2021 (the "Previous Warrant Shares"). Previous Notes for $1,944,000 were entitled to receive a pro rata share of the profits from the sale of shares issuable under warrants for the purchase of common stock that Wind Harvest issued to WHPP during the period from 2020 to 2022. From 2020 through April of 2022, Wind Harvest issued WHPP warrants for 6,400 Previous Warrant Shares for every $1,000 raised in the Previous Note Offering for a total of 12,441,382.

WHPP's intention, as disclosed in the Form C in connection with the Previous Notes, is for all investors in the Previous Notes to receive a pro-rata share in the profits from the sale, if any, of 6,400 Wind Harvest common shares (issuable under certain warrants issued by Wind Harvest to WHPP for Wind Harvest) per $1,000 invested in the Previous Notes.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The investors in this offering have no voting rights and will have no voting rights. Wind Harvest, the sole shareholder of WHPP, has sole voting power, and as such, controls all decisions upon which shareholders are entitled to vote. The E.A. Maas family has 26% of the current voting shares of Wind Harvest, more voting power than any other shareholder of the company, and thus will have a significant say in the decisions upon which shareholders are entitled to vote. Wind Harvest and/or The E.A. Maas family (together, the "Principal Shareholders") may make decisions with which an investor in this offering disagrees or that negatively affects the value of Wind Harvest's common stock (and thus the profit the investor receives from the sale of the Warrant Shares) or the investor's Note, and the investor will have no recourse to change those decisions. The investor's interests may conflict with those of the Principal Shareholders, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the investor.

For example, Wind Harvest may change the terms of the certificates of incorporation WHPP or change the management of WHPP or vote to engage in new offerings or register certain of WHPP's securities in a way that negatively affects the value of the Note.

In addition, the E.A. Maas Family, with agreement of only 25% of the other voting shares may potentially change the terms of the certificate of incorporation of Wind Harvest, change the management of Wind Harvest or vote to engage in new offerings or register certain of Wind Harvest's securities in a way that negatively affects the value of Wind Harvest's common stock, including the Warrant Shares.

In cases where the rights of the holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, if new awards are granted under our equity compensation plans, the value of Wind Harvest's common stock, including the value of the Warrant Shares, may drop. In addition, if a majority-in-interest of holders of Wind Harvest's voting stock cause Wind Harvest to issue additional stock, the value of Wind Harvest's common stock, including the Warrant Shares, may also drop.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same

type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. The Notes themselves and the associated Guaranty cannot be amended in the future. The crowdfunding investors are subject to the decisions made by the majority owners. such as, among other things: (a) the timing of the

exercise of WHPP warrants, (b) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (c) amendment of any provision of the Certificate of Incorporation or Bylaws; (d) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors but may increase the value of the shares. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in a loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a bonus return to our investors from the warrants that have been issued to WHPP. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Wind Harvest International:

Promissory Notes due in 2023 - $644,000
Includes $113,335 in notes to Kevin Wolf

Series A Convertible Promissory Notes and Interest - $2,725,000

Crowdfunding Notes with 10% interest paid annually through 2027 - $600,600

Crowdfunding Notes with 8% interest paid annually through 2027 - $1,805,145

Accounts Payable - $604,000 which includes $110,000 to former employee Ken Murray.

Purchase order - $110,426

Wind Harvest Pilot Project:

Loan:

Lender: Investors in 2020 – 2022 Regulation Crowdfunding and Rule 506(c) Offering
Issue Date: 04/07/22
Amount: $600,621.00
Outstanding principal plus interest: $660,660.00
Interest Rate: 10% per annum
Maturity Date: 12/31/2027
Current with Payments: Yes

Wind Harvest Pilot Project:

Loan:

Lender: Investors in 2020 – 2022 Regulation Crowdfunding and Rule 506(c) Offering
Issue Date: 04/07/22 and 1/19/23
Amount: $1,805,145
Outstanding principal plus interest: $1,985,700
Interest Rate: 8% per annum
Maturity Date: 12/31/2027
Current with Payments: Yes

Related Party Transactions

Specified Person: Kelsey Wolf-Cloud
Relationship to Wind Harvest: Daughter - CEO
Nature of Interest in Transaction (Transaction Type): Salary
Amount of Interest in Transaction: Approximately $30,000

Parties: Kevin Wolf (with spouse Linda Cloud) and Wind Harvest
Transaction Type: Loans
Relationship: See "Officers and Directors" section above for positions held with Wind Harvest

Transactions:

1. In 2022, Kevin Wolf and Linda Cloud loaned Wind Harvest $50,000 through bridge loan

notes to Wind Harvest. Each note has 10% interest rate, The notes are currently outstanding.
2. In 2022, Kevin Wolf and Linda Cloud loaned Wind Harvest $62,841 through bridge loan notes. Each note has a 10% interest rate, .The notes are currently outstanding.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Loans
Transactions: Please see the description of the Previous Wind Harvest Loans below in the "Exempt Offerings" section.

Parties: Wind Harvest and WHPP Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Warrants
Transactions: In 2020, 2021 and 2022, as described in the Form C, Wind Harvest issued WHPP warrants under which 13,596,000 common shares are issuable.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Loans
Transactions: Please see the description of the Previous Wind Harvest Loans below in the "Exempt Offerings" section.

24. What other exempt offerings has the Company conducted within the past three years?

Wind Harvest International Inc through its subsidiary Wind Harvest Pilot Project Inc have conducted a Regulation CF/506c offering in 2020-2021 that raised $1.94M. It conducted a second Reg CF/506c offering starting in October 2022 that ended in January 2023 and raised $470,000.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

Yes. Related party transactions are listed in Question 23.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Historical Results of Operation:

Wind Harvest Pilot Project:

Since its incorporation in 2020, WHPP has had no activity other than raising funds from investors and lending those funds to Wind Harvest. WHPP is a finance subsidiary under the Investment Company Act of 1940, and as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have income (other than what it receives from Wind Harvest such as principal or interest payments and proceeds from the sale of the Warrant Shares or previous Warrant Shares, as defined in the Form C) and does not have and will not have any assess or operations other than those related to the issuance, administration, and repayment of the Notes and any other securities guaranteed by Wind Harvest.

Wind Harvest International Inc.:

Wind Harvest was organized in January 2006 and has limited operations upon which prospective investors may base an evaluation of their performance. To date, Wind Harvest's activities have been largely confined to Research and Development and fundraising. Wind Harvest has done no business and has generated no revenue.

Milestones:

- Raised $12+ million since 2006 from including capital from their Series A round, convertible notes, and loans.
- Completed designing and testing the Wind Harvester prototype Model 1.0 and Model 2.0 that provided the company with the three-blade design. This achieved Technology Readiness Level 5.
- Designed and tested Model 3.0, the full-scale commercial prototype and the largest turbine made in the company's long history. This prototype achieved TRL 6.
- Used the data from Model 3.0 and Model 3.1 to validate its suite H-type vertical axis wind turbine aeroelastic computer models. The Eole suite of models is the Company's proprietary IP.
- Designed, manufactured, installed and tested Model 3.1 completing TRL 7.
- Finished the design of Model 4.0 and ready to order components. Certifying this final commercial product completes TRL 8.
- Has advanced development of its renewable energy projects in preparation for TRL 9, which is achieved when at least 5 turbines can provide one year of O&M data to meet due diligence required for bank loans to Wind Harvester customers.
- Have four new patent applications ready for filing.

Wind Harvest has $29 million in sales in its expected 2023-24 project pipeline. The company has a senior engineering team with 80+ years of experience in wind energy and a head start in vertical axis turbine design, engineering, modeling, prototyping, and product development.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Wind Harvest Pilot Project:

As discussed previously, WHPP has had no activity other than raising funds from investors and lending those funds to Wind Harvest. WHPP is a finance subsidiary under the Investment Company Act of 1940, and as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have income (other than what it receives from Wind Harvest such as principal or interest payments and proceeds from the sale of the Warrant Shares or previous Warrant Shares, as defined in the Form C) and does not have and will not have any assess or operations other than those related to the issuance, administration, and repayment of the Notes and any other securities guaranteed by Wind Harvest.

Wind Harvest International Inc.:

The financial condition of the company is sound if it completes its Series A-4 offering. The audited reviews of the last two years of operations will show that the Company's technological success was not matched in other areas. The company has possessed significant capital from investments throughout their history, but shortage of capital has always been an obstacle for Wind Harvest. Turbine prototypes and full commercialization costs a lot of time and money during a period when no product sales are coming in. Additional financing are the ways around this obstacle for Wind Harvest. As of July 21, 2022, Wind Harvest has $1,985,889 in total assets and $1,978,960 in total liabilities. As of August 10th, 2022, Wind harvest Cash on Hand is $50,000. There are consolidated financial statements attached as Exhibit A, for the years ended 2020 and 2021 describe material subsequent events.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See *Exhibit A*

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. NO. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering

statement, of any felony or misdemeanor:
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. NO. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. NO. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
   1. Association with an entity regulated by such commission, authority, agency or officer?
   2. Engaging in business of securities, insurance, or banking?
   3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. NO. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. NO. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act,

Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. NO. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. NO. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. NO. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Wind Harvest International, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

<u>Governance</u>

Articles of Incorporation: See Attachment.
Corporate Bylaws: See Attachment.

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Exhibit A

Financial Statements

July 22, 2022

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the consolidated financial statements of Wind Harvest International, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements, for the purpose of expressing an opinion as to whether the consolidated financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $10,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the consolidated financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of July 22, 2022:

Consolidated Financial Statements

1. The consolidated financial statements referred to above are fairly presented in conformity with GAAP were prepared and approved by the Company prior to issuance.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. The Company has performed a risk assessment, including the assessment of the risk that the consolidated financial statements may be materially misstated as a result of fraud.
5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 31, 2022, for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP.
6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.
11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.
12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.
13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the consolidated financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of the audit;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.
15. All transactions have been recorded in the accounting records and are reflected in the consolidated financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the consolidated financial statements.
16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;

- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the consolidated financial statements.

17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's consolidated financial statements communicated by employees, former employees, analysts, regulators or others.

18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.

19. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing consolidated financial statements.

20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the consolidated financial statements and we have not consulted legal counsel concerning litigation or claims except as made known to you.

21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the consolidated financial statements or as a basis for recording a loss contingency.

24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the consolidated financial statements and that have not been disclosed to you except as made known to you.

25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

26. We have complied with all aspects of contractual agreements that would have a material effect on the consolidated financial statements in the event of non-compliance.

27. The consolidated financial statements include all expenses which have been incurred, whether paid by the Company or by others on behalf of the Company. There are no additional expenses of related entities or persons that are encumbered upon the Company.

28. The accounting and financial reporting policies disclosed and are complete.

29. The Company has no federal or state tax obligations as of each balance sheet date.

30. In preparing the consolidated financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the consolidated financial statements for which known information available prior to the issuance of the consolidated financial statements.

31. We have provided you all corporate actions, board minutes, resolutions, and all other information available on the governance of the Company.

32. We have elected a calendar year as our fiscal year.

33. The presentation of equity and is complete with respect to all forms of equity.
34. The Company asserts that the provided terms of all arrangements represent the totality of information and documentation (formal and informal) on all agreements and arrangements where formal executed contracts were not completed.
35. We agree with the adjusting journal entries proposed by Artesian CPA and have adjusted our records accordingly. We hereby take ownership for the consolidated financial statements as presented in the final audit report and have reviewed all changes to our internal consolidated financial statements proposed by Artesian CPA.
36. All events subsequent to the date of the consolidated financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

Kevin Wolf
_____
Kevin Wolf, President & CEO
Wind Harvest International, Inc.

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 AND 2020

WIND HARVEST INTERNATIONAL, INC.

TABLE OF CONTENTS



KW



To the Board of Directors of
Wind Harvest International, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Wind Harvest International, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

K.W

design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 22, 2022

KW

WIND HARVEST INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 96,845	$ 93,152
Subscription receivable	-	277,215
Inventory	122,345	-
Prepaids and other current assets	39,724	-
Total assets	$ 258,914	$ 370,367
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 213,420	$ 37,551
Accrued expenses	51,751	-
Interest payable	137,703	3,056,876
Notes payable, net	-	1,767,922
Convertible notes payable	-	4,002,000
Total current liabilities	402,874	8,864,349
Interest payable	3,597,799	-
Notes payable, net	3,041,222	-
Convertible notes payable	4,242,000	-
Interest payable, related party	566,502	508,999
Notes payable, related party	1,501,666	1,506,506
Total liabilities	13,352,063	10,879,854
Commitments and contingencies (Note 7)		
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 117,000,000 shares authorized, 92,880,172 shares and 92,640,172 shares issued and outstanding as of December 31, 2021 and 2020, respectively - liquidation preference of $4,644,009 and $4,632,009 as of December 31, 2021 and 2020, respectively	9,284	9,264
Common stock, $0.0001 par value, 162,000,000 shares authorized, 18,560,000 shares issued and outstanding as of both December 31, 2021 and 2020	1,856	1,856
Additional paid-in capital	4,931,390	4,884,823
Accumulated deficit	(18,035,679)	(15,405,430)
Total stockholders' deficit	(13,093,149)	(10,509,487)
Total liabilities and stockholders' deficit	$ 258,914	$ 370,367

4



See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.



WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	738,436	102,484
Sales and marketing	91,081	13,179
Research and development	1,029,819	289,649
Total operating expenses	1,859,336	405,312
Loss from operations	(1,859,336)	(405,312)
Other income (expense), net		
Other income	1,589	-
Interest expense	(772,502)	(627,509)
Total other expense, net	(770,913)	(627,509)
Provision for income taxes	-	-
Net loss	$ (2,630,249)	$ (1,032,821)
Weighted average common shares outstanding - basic and diluted	18,560,000	18,560,000
Net loss per common share - basic and diluted	$ (0.14)	$ (0.06)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.



KW

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances at December 31, 2019	92,640,172	$ 9,264	18,560,000	$ 1,856	$ 4,882,548	$ (14,372,609)	$ (9,478,941)
Fair value of warrants issued	-	-	-	-	2,275	-	2,275
Net loss	-	-	-	-	-	(1,032,821)	(1,032,821)
Balances at December 31, 2020	92,640,172	9,264	18,560,000	1,856	4,884,823	(15,405,430)	(10,509,487)
Warrant exercise	240,000	20	-	-	11,976	-	11,996
Fair value of warrants issued	-	-	-	-	34,591	-	34,591
Net loss	-	-	-	-	-	(2,630,249)	(2,630,249)
Balances at December 31, 2021	92,880,172	$ 9,284	18,560,000	$ 1,856	$ 4,931,390	$ (18,035,679)	$ (13,093,149)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

6



WIND HARVEST INTERANTIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	**2020**
Cash flows from operating activities:		
Net loss	$ (2,630,249)	$ (1,032,821)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	24,673	8,557
Changes in operating assets and liabilities:		
Inventories	(122,345)	-
Prepaids and other current assets	(39,724)	-
Accounts payable	175,869	(56,078)
Accrued expenses	51,751	-
Interest payable	678,626	535,789
Interest payable, related party	57,503	57,507
Net cash used in operating activities	(1,803,896)	(487,046)
Cash flows from financing activities:		
Proceeds from notes	1,620,301	657,807
Proceeds from convertible notes	240,000	-
Offering costs	(32,318)	(76,055)
Repayment of notes	(27,550)	-
Repayment of related party notes	(4,840)	(4,653)
Proceeds from issuance of preferred stock	11,996	-
Net cash provided by financing activities	1,807,589	577,099
Net change in cash and cash equivalents	3,693	90,053
Cash and cash equivalents at beginning of year	93,152	3,099
Cash and cash equivalents at end of year	$ 96,845	$ 93,152
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 5,072	$ 25,655
Supplemental disclosure of non-cash financing activities:		
Fair value of warrants issued in connection with notes payable	$ 34,591	$ 2,275
Original issuance discount on notes payable issued	$ 4,000	$ 21,847

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.



1. NATURE OF OPERATIONS

Wind Harvest International, Inc. (the "Company") is a corporation formed on January 6, 2006 under the laws of the State of Delaware. The Company is designing and intends to produce and sell its Wind Harvester line of vertical axis wind turbines to customers and projects it develops. The Company is headquartered in Sacramento, California.

On April 7, 2020, the Company formed a wholly-owned subsidiary Wind Harvest Pilot Project, Inc. ("WHPP"), a Delaware public benefit corporation. WHPP was formed to raise capital for the Company through Regulation CF and 506(c) offerings. WHPP loans this money to the Company to provide the capital needed to bring the Wind Harvester turbines through the commercialization process and advance the development of projects that will buy the Company's products.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from investors to meet its obligations. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Subsequent to December 31, 2021, the Company has received additional proceeds through debt and equity issuances totaling $967,930 which has provided additional working capital to support its continuing operations. See Note 8.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary WHPP. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to the valuations of common and preferred stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.



Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

● Level 1—Quoted prices in active markets for identical assets or liabilities.

● Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

● Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Subscription Receivable

The Company records debt and stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balance as of December 31, 2021, consists of raw material components intended for future use in products. The Company assesses its inventory at each reporting date for indications of impairment or obsolescence and writes down the inventory balance for any such impairments.

Impairment of Long-Lived Assets

Management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.



Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

Identification of a contract with a customer;

- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has not generated any revenue.

Sales and Marketing

Sales and marketing expenses includes advertising, public relations and business development costs. Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of consulting and professional services, as well as administrative expenditures.

Research and Development Expenses

Costs related to the development of the Company's technology are included in research and development expenses and are expensed as incurred in accordance with Accounting Standards Codification ("ASC") 730. Research and development costs primarily consist of third-party engineering fees and other personnel costs related to the Company's research and development activities.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Company's preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit.



Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

As of December 31, 2021 and 2020, the Company had no such conversion features.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.



KW

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2021 and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers to reflect the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2020 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact through December 31, 2021.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company adopted ASU 2018-15 on January 1, 2021 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2021 and 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of consolidated financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.



K.W

4. **DEBT**

Notes Payable

The Company has entered into promissory notes with third-party investors. During the years ended December 31, 2021 and 2020, the Company entered into notes for aggregate principal amounts of $119,000 and $240,317, respectively. In 2021, the Company repaid principal on these notes in the amount of $27,550 and $6,380 of interest, of which, $5,072 was paid in cash and $1,308 was forgiven. In 2021 and 2020, the Company incurred original issue discounts of $4,000 and $21,847, respectively, pertaining to these notes, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. Amortization expense was $11,120 and $7,582 for the years ended December 31, 2021 and 2020, respectively.

The notes bear interest at rates ranging from 4 to 18%. Interest expense on these notes was $156,470 and $133,490 during the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $515,807 and $365,717 as of December 31, 2021 and 2020, respectively. Notes that were issued prior to 2021 were in default as of December 31, 2020. In 2021, the maturity date of those notes was extended to September 1, 2024 with the exception of some notes that were repaid in 2021. Upon the maturity date, all outstanding principal and any unpaid interest is due.

As of December 31, 2021 and 2020, the outstanding principal of these notes was $1,258,196 and $1,166,749, presented net of unamortized discounts of $30,901 and $37,521 for carrying amounts of $1,227,295 and $1,128,728, all respectively.

Regulation CF and Regulation D Offerings

In October 2020, the Company initiated a Regulation CF and 506(c) offering via its subsidiary WHPP. Under the offering, WHPP issued promissory notes that bear interest at 8 to 10% per annum and mature on December 31, 2027, at which point all then outstanding principal and accrued interest become due and payable. These notes are guaranteed by Wind Harvest International, Inc. In connection with the notes, investors are entitled to receive the proceeds from the sale of 640 common stock warrants for each $100 in note principal invested (see Note 5).

As of December 31, 2021 and 2020, the Company has raised an aggregate principal of $1,916,515 and $692,429. In 2021 and 2020, the Company incurred issuance costs of $28,318 and $51,932, respectively, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. As of December 31, 2020, the Company had a subscription receivable of $277,215 pertaining to the offering which was collected in 2021.

WHPP was granted 7,834,138 and 4,431,546 warrants to purchase common stock in connection with the notes in 2021 and 2020, respectively. The total fair values of the warrants of $34,591 and $2,275 was recorded as a debt discount in 2021 and 2020, respectively, and are being amortized to interest expense over the life of the notes.

Amortization expense on the debt discount was $13,553 and $976 for the years ended December 31, 2021 and 2020, respectively. Interest expense on these notes was $135,613 and $2,090 during the years ended December 31, 2021 and 2020, respectively, all of which was accrued and unpaid as of December 31, 2021. Interest payments on the accrued interest are due and payable each year.

The following is a summary of notes payable for the years ended December 31, 2021 and 2020:



	Principal	Unamortized Debt Discount	Notes Payable, Net
Balance, December 31, 2019	$ 926,429	$ (23,755)	$ 902,674
Issuance of notes to third parties	240,317	(21,847)	218,470
Issuance of notes pursuant to Regulation CF offering	692,429	(54,208)	638,221
Amortization of debt discount	-	8,557	8,557
Balance, December 31, 2020	1,859,175	(91,253)	1,767,922
Issuance of notes to third parties	119,000	(4,000)	115,000
Repayments	(27,550)	-	(27,550)
Issuance of notes pursuant to Regulation CF offering	1,224,086	(62,909)	1,161,177
Amortization of debt discount	-	24,673	24,673
Balance, December 31, 2021	$ 3,174,710	$ (133,489)	$ 3,041,222

Convertible Notes Payable

From 2012 through 2021, the Company entered into several convertible promissory note agreements. The outstanding principal of the convertible notes was $4,242,000 and $4,002,000 as of December 31, 2021 and 2020, respectively. The notes bear interest at 10% per annum. In 2021 the maturity date of the previously issued notes was extended to September 1, 2024. Upon the maturity date, all outstanding principal and any unpaid interest is due. In connection with these notes, the Company granted warrants to purchase 27,517,336 shares of preferred stock of which 24,198,525 shares were outstanding and available for exercise as of December 31, 2021. The warrants had a fair value of $441,577, which were recorded as a debt discount and amortized to interest expense.

With respect to principal of $1,357,000 and $1,117,000 and accrued interest of $851,428 and $747,005 as of December 31, 2021 and 2020, respectively, upon a preferred equity financing of $1,500,000 - $2,000,000 (dependent upon the agreement), the outstanding principal and all accrued and unpaid interest shall automatically convert into shares of preferred stock at a conversion price equal to 90% - 100% (dependent upon the agreement) of the price per share at which such preferred stock was sold in the equity financing. With respect to the principal of $2,885,000 as of December 31, 2021 and 2020, and accrued interest of $2,230,564 and $1,962,064 as of December 31, 2021 and 2020, respectively, the notes are convertible into Series A Preferred stock at the holder's option at a conversion price of $0.05 per share.

Interest expense on these notes was $400,638 and $400,200 during the years ended December 31, 2021 and 2020 respectively. As of December 31, 2021 and 2020, accrued interest on convertible notes was $3,081,992 and $2,689,069, respectively.

Notes Payable, Related Party

In 2012, the Company entered into promissory notes with its founders and an entity that sold its assets to the Company in 2006. The outstanding principal of the related party notes was $1,501,666 and $1,506,506 as of December 31, 2021 and 2020, respectively.

The notes bear interest at 4% per annum. Interest expense on the notes was $60,163 and $60,353 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest on related party notes was $566,502 and $508,999, respectively.

The outstanding principal and accrued interest are payable thirty days from the trigger date, which is defined as the earliest of a) revenues of $50,000,000, b) EBITDA of $10,000,000 or c) a debt or equity financing of $25,000,000.

5. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred and Common Stock

As of September 30, 2020, the Company's certificate of incorporation was amended and restated, which authorized the Company to issue up to 117,000,000 shares of preferred stock, designated as Series A Preferred Stock, and up to 162,000,000 shares of common stock, $0.0001 par value. The preferred stock is convertible into shares of common stock at a dilution protected one for one rate. From November 2021 to December 2021, the Company issued 240,000 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $11,996.



KW

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of preferred are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote. Certain Series A Preferred Stockholders have the right to designate one director.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to 8% of the Original Issue Price (as defined below) per share per annum. Thereafter, any additional dividend shall be payable on a pro rata basis to the holders of common stock and preferred stock (assuming the conversion of preferred stock into common stock at the then current conversion price). The dividend shall not be cumulative and shall be payable only if, when and as declared by the Board of Directors. Through December 31, 2021, no dividends had been declared. The preferred stock Original Issue Price shall mean $0.05 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock in an amount per share equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. The total liquidation preferences as of December 31, 2021 and 2020 amounted to $4,644,009 and $4,632,009, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder at any time into shares of common stock by dividing the Original Issue Price by the conversion price in effect at the time of conversion and subject to adjustment for certain dilutive events. The conversion price shall initially be equal to $0.05 per share. Each share of preferred stock is mandatorily convertible into one share of common stock upon a qualified initial public offering (as defined in the articles of incorporation) or upon the majority vote of the preferred stockholders.

As of December 31, 2021 and 2020, the Company had 92,880,172 and 92,640,172 shares of preferred stock issued and outstanding, respectively. As of December 31, 2021 and 2020, the Company had 18,560,000 shares of common stock issued and outstanding.

Warrants

Preferred Stock Warrants

As of December 31, 2021 and 2020, the Company had 23,938,025 and 24,418,125 outstanding warrants, respectively, to purchase shares of preferred stock. The warrants, issued between 2012 and 2016, have an exercise price of $0.05 per share and a ten-year term. As of December 31, 2021, all outstanding warrants were exercisable with a weighted average exercise price of $0.05 per share and a weighted average duration to expiration of 2.16 years. 240,000 warrants were exercised in 2021, as discussed in Note 5.



Common Stock Warrants

In connection with the notes issued by WHPP in its crowdfunding offering (Note 4), investors are entitled to receive proceeds from the exercise and sale of the resulting shares of common stock of WHI in the amount of 640 common stock warrants for each $100 in note principal invested. As of December 31, 2021 and 2020, WHPP was granted warrants to purchase 12,265,683 and 4,431,546 shares of the Company's common stock. The warrants have an exercise price of $0.01 per share and expire in December 2027 and January 2028. WHPP promissory note holders will receive a pro-rata share of the profits when the warrants are exercised and the shares issued under the warrants are sold by WHPP. As of December 31, 2021, no warrants were exercised.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of the warrants granted:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Risk-free interest rate	0.31-0.35%	0.24%
Expected term (in years)	3.00	3.50
Expected volatility	65.25%	65.25%
Expected dividend yield	0%	0%

As of December 31, 2021 and 2020, the total fair value of the warrants of $34,591 and $2,275, respectively, was recorded as a debt discount and is being amortized to interest expense over the life of the notes. Amortization expense on the debt discount was $2,471 and $976 for the years ended December 31, 2021 and 2020, respectively.

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $5,562,727 and $2,181,029, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31, 2021	December 31, 2020
Deferred tax assets:		
Net operating loss carryforwards	$ 4,353,434	$ 1,192,292
Cash to accrual differences	1,209,293	988,737
Valuation allowance	(5,562,727)	(2,181,029)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $5,562,727 and $2,181,029 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $3,381,698 during the year ended December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $15,487,135 and $4,241,521, respectively.



The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Lease Obligations

Effective November 10, 2021, the Company entered into a lease agreement for office space. The lease term commenced November 20, 2021, and expires after 48 months, on November 19, 2025. Monthly lease obligations under the agreement are base rent starting at $3,996 per month plus operating costs ranging from $1,358 to $1,484, but subject to actual expenses. The base rent is contractually escalated to $4,038 per month beginning November 20, 2022, $4,079 per month beginning November 20, 2023 and to $4,121 per month beginning November 20, 2024.

The Company entered into a lease agreement for a portion of the leased office space with a sub-lessor at a rate of $7,400 for the entire term of the lease. The 7-month lease term commenced November 2021 and expires in May 2022. The income from the sublease is recorded to other income on the consolidated statements of operations.

The minimum rental commitments for the next five years under the operating lease at December 31, 2021, are as follows:

Year Ending December 31		
2022	$	64,361
2023		65,354
2024		66,353
2025		59,599
2026		-
Thereafter		-
Total	$	255,667

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the Company has received proceeds of $648,500 from promissory note agreements with third-party investors. These notes consist of following:

$27,500 of promissory notes with terms substantially the same as those disclosed in Note 4, section *Regulation CF and Regulation D Offerings*. These notes included the issuance of warrants for the purchase of 176,000 shares of common stock.

$93,000 of promissory notes bearing interest at 10% and maturing in 2023.

$100,000 promissory notes bearing interest at 10%, due in 2023, convertible into 1,111,111 shares of preferred stock upon initiation of a preferred stock financing round.

$128,000 of convertible notes, bearing interest at 10%, maturing in 2024, with a 10% discount on auto conversion if/upon a triggering equity financing of $2,000,000 (including these and any other convertible notes).



$300,000 promissory notes bearing interest at 1% and maturing in December 2022. These notes included the issuance of warrants for the purchase of 700,000 shares of common stock.

The Company has also received proceeds of $334,430 pursuant to exercise of warrants into shares of preferred/common stock.

On February 15, 2022, the Company's certificate of incorporation was amended and restated, which authorized the Company to issue up to 117,000,000 shares of preferred stock, designated as Series A Preferred Stock, and up to 262,000,000 shares of common stock, $0.0001 par value. The preferred stock is convertible into shares of common stock at a dilution protected one for one rate.

As a result of the amended and restated certificate of incorporation, the Company adopted the *2022 Equity Incentive Plan* (the "Plan"). The Plan permits the grant of stock options and restricted stock to attract and retain talent. Under the Plan the Company may issue stock options having a term of ten years and a strike price of no less than fair value of the common stock. The Company has reserved 86,000,000 shares of common stock under the Plan. All shares of common stock remain available for grant under the Plan.

On July 8, 2022, the Company received notice regarding unasserted claims made by a former employee. Management has retained legal counsel and is evaluating these claims. At this time, management cannot reasonably determine the likelihood of any outcome in this matter, including its potential liability and as such, no accrual is necessary as of December 31, 2021.

Effective May 25, 2022, the Company extended its existing lease agreement for office space to include additional space. The lease term for the additional space commenced July 1, 2022, and expires on November 19, 2025. New monthly lease obligations under the agreement are base rent starting at $7,560 per month plus operating costs estimated at $2,880, but subject to actual expenses. The base rent is contractually escalated to $7,787 per month beginning November 20, 2022, $8,021 per month beginning November 20, 2023 and to $8,262 per month beginning November 20, 2024.

The Company entered into a lease agreement for a portion of the leased office space with a sub-lessor at a rate of $500 per month. The 6-month lease term commenced July 2022 and expires in November 2022.

Management has evaluated subsequent events through July 22, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.



Exhibit B

Offering Page

Wind Harvest







Wind Harvest designs and sells Wind Harvesters and develops project that use the technology. These compact, utility-scale H-type vertical axis wind turbines are a key missing technology urgently needed to meet critical renewable energy goals.



Wind Harvest International
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Wind Harvest
New Wind for
Climate Restoration
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Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

Going Where No Wind Turbines Have Gone Before

Our Technology: Wind Harvesters



Wind Harvest
Wind Harvester™ 4.0
• Our H-type turbines' two connections per blade and vertical axis inherently handle turbulence well.
• Their short stature and 3' gap between turbines maximize land use and make them harder to see.
• Constructed with aluminum and steel, they have the durability to withstand turbulence for over 40 years.
• Decades of work have gone into the design and testing of prototypes.
40ft Vertical Blades
Mid-layer Wind
15ft - 80ft
Above Ground

Wind Harvest opens massive new markets with its wildlife-friendly turbines that will be the first to utilize untapped mid-level wind. Our products and projects benefit customers, investors, property owners, and communities with lower cost, renewable energy.



Wind Harvest
Wind Harvester Version History
2.0, TRL 5
3.0, TRL 6
3.1, TRL 7
4.0, TRL 8
Finland
Denmark
Texas
Texas

Security Type:

8% Promissory Note with December 31, 2027 Maturity Date

Post Money Valuation:

N/A – Debt Raise

Investment Bonuses!

Profit Share Kicker: For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

June 1, 2023

Minimum Investment Amount:

$100

Target Offering Range:

$10,000-$1,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Our first crowdfunding campaign successfully raised the capital we needed to bring our wind technology through the "pilot project" step in the commercialization process; Technology Readiness Level (TRL 7). This was accomplished when our full-scale Model 3.1 prototype was tested in industry conditions at the UL Advanced Wind Turbine Testing Facility in Texas. We are on schedule to install two Wind Harvester 4.0-70kWs and start their certification (TRL 8) in fall of 2023.

Form C Submission

Growth Roadmap


Entering the Market: A Growth Roadmap
Wind Harvest expects to complete the certification process and begins sales of its first model Wind Harvester by the end of 2023.
To prepare for the transition from testing to production, we have established a roadmap of key targets we expect to hit to ensure maximum market penetration.
2022
Q2/Q3
Completed design and start ordering two Wind Harvesters 4.0-70kW
• Confirmed model accuracy with Model 3.1 data.
Q4
• Converted $9.8M in debt to equity
• Prepared for $7M Series A-4 Equity Raise
2023
Q1
• Order six Model 4.0 turbines.
• File four new patent applications
Q2
• Complete Series A-4 raise
• Hire General Manager.
Q3
• Install and commission pair of Model 4.0 turbines for certification
• Hire VP of Sales
Q4
• Install 5 additional turbines in projects
• Complete U.S. Small Wind certification.
Wind Harvest

We plan to utilize the capital we raise with this new Crowdfunding offering and our Series A-4 round to finance the following:

- Complete Technology Readiness Level ("TRL") 8 – Certification
- Install seven turbines to start TRL 9 – Bank financed purchases
- Increase our engineering, sales and administrative infrastructure

Our Guiding Principles


Act on the urgency of the climate crisis. Don't put short-term profits over momentum and large-scale progress.
Select ethical vendors and partners who are committed to working to reduce their environmental impact.
Know how our products affect wildlife and actively minimize any harm.
Build durable machines that use easily replaceable, recyclable parts, and run for 70 years.
Bring local environmental, economic, and cultural stakeholders into the development process and produce better and more equitable projects and more sales as a result.

It is not often that a company at our advanced stage in the technology commercialization process remains privately held and has a vast, untapped market yet to be developed. Even less frequent is the opportunity for the average person to invest early, before the company becomes a household name, before a Series B round, or an IPO. We believe we will provide a sizable return for our investors and have a game-changing impact to help restore our climate by helping drive down the cost of renewable energy.

Seize the opportunity! Invest now and help open a massive, untapped worldwide renewable resource for the benefit of all.


Let's Restore Our Climate Together.
Wind Harvest

Problem

Problem: Unharvested Wind Resources



Traditional Setup
Maximized for build-out

In the windiest places around the world, the mid-level wind is exceptionally energetic but too turbulent for traditional turbines to harvest. Over 20% of wind farms operate on ridgelines, passes, coastal bluffs, and other places where wind funnels and speeds up from 15-80 feet above the ground. But propeller-type, horizontal-axis wind turbines cannot operate well in that turbulence.

And many windy properties cannot secure permits for tall turbines because, at 300 feet and taller, traditional turbines can negatively impact views, aviation, radar, road setback easements, and more.

Solution

Solution: Our Turbines



Wind Harvest
Energy output doubled with Wind Harvesters™
Build-out is for example purposes only.

Our Wind Harvesters are H-type "vertical-axis" wind turbines (VAWT). We have invested years of work and millions of dollars in designing our technology to withstand and capture the highly energetic and turbulent mid-level wind.

Because our turbines are compact and shorter than 80 feet tall, they can be added to wind farms with minimal environmental impact and lower development costs since roads, land, and other infrastructures are already paid for. And they fit onto properties where tight setback easements and view impacts prevent tall turbines from being installed.

Business Model

Opportunities: Ways to Make Money



Wind Harvest
Major Revenue Sources
Wind Harvester Direct and Distributor Sales
Sales to Our Own Projects
Licensing of Manufacturing and IP create fastest growth in turbines installed

1. Wind Harvester Sales as Primary Revenue Stream

We expect the price of each Wind Harvester to initially include an average markup of $40,000. As the manufacturing and production cost drops with increased orders, our markups and margins should improve. When banks will finance purchases by our customers, our outside sales should take off.

2. Subsidiaries and Projects

Fees and profits will flow to us through the multi-million dollar project our subsidiaries develop. When Wind Harvesters are bank financeable (TRL 9), we plan to borrow against our projects and use the capital to leverage new developments that buy more of our products and services.

3. Licensing of Intellectual Property for Worldwide Scaling

With a suite of soon-to-be-pending patents, one of our strategies is to make money from licensing our IP to others in order to accelerate the rate at which mid-level wind turbines are installed worldwide. These untapped markets are so large, no one company can supply the demand.

Market Projection

Primary Market: Wind Farms

With the need for climate restoration increasing the urgency at which governments and economies transition to renewable energy, hundreds of thousands of our compact Wind Harvesters can installed where traditional turbines cannot go. The biggest market is in new and existing wind farms with excellent mid-level wind.

Wind Harvesters will often double, sometimes triple or more, a wind farm's energy output. They will open at least an existing $250 billion undeveloped market that should double over the next decade. Studies from CalTech and other universities show that Wind Harvester-type turbines should work synergistically with the much taller turbines to cause the wind to speed up into each other's rotors and increase their energy output.

In many places, the mid-level wind will be the least expensive most easily developed energy available. It is low-hanging fruit!

Distributed Energy Markets


ENERGY GRID
DATA CENTERS
ENERGY GRID
BREWERIES
PAPER MILLS
ENERGY GRID
ENERGY GRID
BIOETHANOL FACILITIES
ENERGY GRID
FOOD PROCESSING CENTERS

We will sell many Wind Harvesters to customers who can't use tall propeller-type machines.

- With our compact turbines, high energy-using facilities with tight setback easements can add MWs of wind energy to increase reliability and lower costs.
- Airports and Air Force Bases can add our turbines because they won't negatively affect aviation or radar.
- Owners of windy properties can lease their land to developers who buy our turbines often along with batteries and solar panels.
- Telecom towers on windy ridgelines can use less expensive energy from our turbines. Tall turbines impact views and often can't go into these difficult-to-reach places.

Accessing Additional Markets: Reliable Local Energy


Wind Harvest
The Distributed Energy Opportunity
Our turbines work well with solar and storage to create a more reliable local energy grid.
Our turbines can supply high energy using businesses and export extra to their neighbors.
Existing distributed energy suppliers can add our turbines to their projects and increase reliability and profits.

Because wind often blows at night, our turbines can operate seamlessly with solar and storage. Projects that include Wind Harvesters can supply more dependable, low-cost clean energy to local distribution grids and help residents and businesses avoid extreme weather-induced blackouts.

Due to regulatory setback requirements, projects with tall turbines often reaching over 300 feet above the ground cannot secure permits where mid-level winds are powerful.



Competition

Wind Harvest actively follows companies that might compete for the untapped mid-level wind turbine market. Below are two known potential H-type vertical axis wind turbine companies. Based on research, no potential competitor has yet reached Technology Readiness Level 6, a full-scale prototype.



Traction & Customers

Sales Pipeline:

Wind Harvest Pilot Projects In Development

Name of Project	Location	Year		
		2023	2024	2025
St. Lucy 1, 2 and 3	Barbados	2	40	140
Lodestone Energy, Ltd*	New Zealand	0	10	0
Abby-Ecosse Energy*	UK	0	2	0
U.S. Air Force Bases	CA and SD	5	4	56
High-Energy Use Facilities	USA	0	20	140
Rio Vista Resiliency	Solano, CA	0	2	14
Total Prospects		**7**	**78**	**350**

*Projected to become licensees

In 2023, we expect to sell 7 turbines to projects we have in development. Each project is in a mid-level wind market that can open significant new opportunities for future sales.

Before we can sell thousands to wind farm owners and developers, we need to prove that our turbines are wildlife friendly, compatible with tall turbines, and bank financeable. This will likely be accomplished in 2025. In the meantime, we are developing projects that open up new distributed energy and other markets.

For example, our pilot projects in Barbados will provide critical data for the "cumulative environmental impact analysis" that is needed before hundreds of Wind Harvesters are installed in renewable energy and desalination projects in the windy parishes of this lovely tropical island.

Projects in Development:



Rio Vista Resiliency Project, Solano County, California: This proposed 1-16 MW, $4-$50 million project may combine our turbines with solar and battery storage and significantly increase electrical reliability in the nearby town of Rio Vista. The wind blows all night for most of the summer. Our turbines make it possible for batteries charged with solar during the day to recharge a second time when the wind blows at night.

St. Lucy, Barbados: Led by local Bajan Dr. Ariana Marshall, we are advancing initial pilot projects and an overall plan to install hundreds of our turbines throughout the windiest parts of the island by 2030. When these projects produce more energy than the grid can accommodate, they can support desalination modules to ease the island's droughts.

Investors

Wind Harvest International Inc through its subsidiary Wind Harvest Pilot Project Inc have conducted a Regulation CF/506c offering in 2020-2021 that raised $1.94M. It conducted a second Reg CF/506c offering starting in October 2022 that ended in January 2023 and raised $470,000.

Terms

Promissory Notes offered by Wind Harvest Pilot Project Inc. come with a Security Guaranty from the parent company Wind Harvest International Inc (WHI). The first $100,000 in Notes receive an 8% interest. The remaining Notes receive a 7% interest payment made annually 60 days after the end of the year. The Notes have a Maturity Date of Dec. 31, 2027. For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each.

Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Kevin Wolf
CEO and Co-founder
Background
Expert on vertical axis wind turbines and markets. Raised $10M for Wind Harvest. Previous COO and a key investor in Wind Harvest. Chair of the CA Clean Money Action Fund to reduce the influence of big money in politics.



Alana Steele
Project Development
Background
Alana Steele has over 30 years of experience in the energy industry and was previously COO of Western Wind. She runs our project development team.



Christine Nielson
President, Wind Harvest Pilot Project
Background
Organic entrepreneur, Climate activist, Founder of Coyuchi Inc., the first U.S. company to manufacture and sell quality organic cotton bedding.



Dr David Malcolm
Principal Engineer
Background
40+ year career at forefront of the design and engineering of both horizontal axis (propeller-type) and vertical axis wind turbines. David has extensive experience in the aeroelastic modeling and developed Wind Harvest's Eole suite of H-type VAWTs.



Rob Wheelock
Strategy & Business Development
Background
During his 48 years of comprehensive experience in planning, organizing, financing, and managing entrepreneurial businesses, Wheelock served as the chief financial executive for a renewable energy company for ten years.



Cornelius Fitzgerald
Board Member
Background
15+ years strategy and execution in finance and renewable energy. Large project leader for Wind Harvest. Co-founder and president Clean Energy Holdings, LLC that is developing wind, solar and hydrogen gas renewable energy projects.



Dr Olamide Ajala
Principal Engineer
Background
Dr. Ajala is an accomplished mechanical and structural engineer She leads and manages the engineering team. She is becoming the company's second expert on Eole Suite of VAWT aeroelastic modeling.



Dr. Ariana Marshall
Caribbean Resilient Ecosystems Manager
Background
Leads efforts to develop our projects and analyze the cumulative environmental, cultural and economic impacts for the large installations of the Wind Harvester we will install on Caribbean islands such as Barbados where she lives.



Jeffrey Willis
Consulting and Production Manager
Background
An inventor with numerous wind related patents and an expert in manufacturing with a wealth of experience from 20 years of working in the wind industry, he oversees our v.3.1 pilot project and the engineering and manufacturing of our v3.2 turbine.



Mark Chang
Electrical Engineer
Background
Mark is a talented Electrical Engineer for Wind Harvest. Mark has a mind for complexity, math, and detail. He developed the controls for our models 1.0 and 2.0 and model 3.1.



Antonio Ojeda
Chief Engineer
Background
With ten plus years engineering experience and problem-solving, he led the mechanical engineering of the Wind Harvester v3.1 and co-authored its four Design Evaluation documents. Now a consulting engineer.



Jeff Olson
Mechanical Engineer
Background
Experienced engineer that provided on-site installation with prototypes v1.0 and 2.0. Made all recent SolidWorks drawings for v3.0 and 3.1. Now a consulting engineer.



Omar Garcia
Field and Mechanical Engineer
Background
Omar began as on-site engineering intern for our Model 3.1. We were so pleased with his work that when he recently graduated with a Mechanical Engineering degree from West Texas A&M University, we hired him to join our team full time.



Jen Hoover
Investor Relations
Background
She has worked in a number of varied roles within the sustainability sector. She holds a Master's degree in Textiles, with a focus on environmental aspects of wool production

Legal Company Name

Wind Harvest

Location

712 Fifth St.
Davis, California 95616

Number of Employees

6

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

January 6, 2006

Exhibit C

Subscription Agreement

 

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND COMPANY HAS NO OBLIGATION TO REGISTER THIS NOTE IN THE FUTURE. THIS NOTE HAS BEEN ISSUED PURSUANT TO REGULATION CROWDFUNDING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING AND APPLICABLE STATE LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. NEITHER THE OFFERING OF THE NOTE NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAW.

PROMISSORY NOTE

WITH

PROFIT SHARE KICKER

PRINCIPAL AMOUNT:

EFFECTIVE DATE:

PROFIT SHARE KICKER: Share of profits from the sale of 250 shares of Wind Harvest International, Inc. Common Stock per $100 invested

FOR VALUE RECEIVED, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("**Company**") hereby promises to pay to the order of the Holder ("**Holder**") the amounts and on the terms described herein. This Note is issued pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act ("**Regulation Crowdfunding**") and as part of the Financing.

1. **Certain Definitions.**

    1.1. "**Financing**" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $1,000,000 pursuant to Regulation Crowdfunding and/or Rule 506(c) of Regulation D under the Securities Act.

    1.2. "**Investors**" means all of the holders of the Notes.

1.3. "***Loan Agreement***" means an agreement under which Company makes loans to Parent using the proceeds of the Financing.

1.4. "***Maturity Date,***" as to this Note, means December 31, 2027.

1.5. "***Note***" means this Note.

1.6. "***Notes***" means this Note and all of the promissory notes whose principal terms (other than the interest rate) are substantially similar to those of this Note. Such principal terms shall include the Maturity Date, the Warrant Expiration Date, and the provisions regarding the Profit Share Kicker in **Section 14** hereof.

1.7. "***Parent***" means Wind Harvest International, Inc., a Delaware corporation and the parent company of Company.

1.8. "***Pro Rata Share***" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

1.9. "***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

1.10.   "***Warrants***" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the Loan Agreement.

1.11.   "***Warrant Expiration Date***" means December 31, 2027.

1.12.   "***Warrant Shares***" means shares of Parent's Common Stock issuable under the Warrants.

2. **Principal and Interest Payments.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

2.1. Beginning on the Effective Date, simple interest on the principal sum invested will accrue at a fixed rate of seven percent (7%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

2.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

2.3. Except as otherwise provided in this Note, all unpaid principal (or such lesser amount as will then equal the outstanding principal amount hereunder) interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

3. **Prepayment.** Prepayment, in whole or in part, of principal and/or interest under this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

4. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

6. **Security.** This Note is unsecured.

7. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

8. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

9. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

10. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

    10.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

    10.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this

Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon doing so, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

12. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

   12.1. Company has issued this Note in a commercial transaction for business purposes.

   12.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

   12.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how

these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

13. **Notes are Pari Passu.** The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

14. **Profit Share Kicker.**

    14.1. Under the Loan Agreement, Parent has agreed to issue Company Warrants for 250 Warrant Shares for every $100 invested by Investors (the "***Profit Share Kicker Warrants***").

    14.2. Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "***Profit Share Kicker Shares***") before the Warrant Expiration Date.

    14.3. If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to Holder such Holder's Pro Rata Share of the profit from such resale. Such payment shall be referred to herein as the "***Profit Share Kicker***."

    14.4. Payment of the Profit Share Kicker may occur in one transaction or in multiple transactions before the Warrant Expiration Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

    14.5. For purposes of illustration only, if Company raises $2,500,000 from Investors, Company will receive Profit Share Kicker Warrants for 6,250,000 Profit Share Kicker Shares. Company would then make Reasonable Efforts to exercise the Profit Share Kicker Warrants and sell the 6,250,000 Profit Share Kicker Shares. If an Investor invests $10,000, the Investor would be entitled to a Profit Share Kicker consisting of the profits from 25,000 Profit Share Kicker Shares, provided that, it is possible that Company will not exercise any or all of the Profit Share Kicker Warrants or sell any or all of the Profit Share Kicker Shares. In that case, the Investor's Profit Share Kicker could be a lower amount or zero.

    14.6. The Profit Share Kicker would be in addition to the repayment of principal and all accrued interest under this Note.

    14.7. Company shall have no obligation to exercise any Warrants or to sell any Warrant Shares issuable thereunder.

15. **Guaranty.** Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "*Rule*"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "*Guaranty*"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as *Exhibit A*.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

    16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

    16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

    17.1. **No Transfer Without Registration or Exemption.** Holder understands that the Note has not been registered under the Securities Act, or the securities laws of any State and that Company has no obligation to register this Note in the future. Holder understands that this Note has been issued pursuant to Regulation Crowdfunding and may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("Rule 501") and applicable State laws or pursuant to an effective registration statement or an exemption therefrom. Holder understands that Rule 501 provides that this Note may not be transferred for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

    17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully

reviewed Company's information on the PicMii Crowdfunding platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Note. Holder further represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and the business, properties, prospects and financial condition of Company, and to obtain additional information (to the extent the Company possessed such information or could acquire such information without unreasonable effort or expense) necessary to verify the accuracy or any information furnished to it or to which it had access.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the PicMii Crowdfunding platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth therein.

17.10. **Holder Not Subject to Backup Withholding.** Holder certifies that Holder is not subject to backup withholding because: (a) Holder is exempt from backup withholding, (b) Holder has not been notified by the Internal Revenue Service (IRS) that Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Holder that Holder is no longer subject to backup withholding.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
712 Fifth Street
Davis, CA 95616

If to Holder:

See address on Signature Page

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall

continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the PicMii Crowdfunding platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the PicMii Crowdfunding platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

18.14. **Note Not Effective Until Company Accepts Funds.** This Note is not effective until Company has accepted from the Holder an amount equal to the principal amount of this Note.

EXHIBIT A

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of the date indicated on the signature page is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of the Beneficiary indicated in the signature page ("**Beneficiary**"). The Guarantor and Beneficiary are collectively referred to herein as the "Parties" and each may individually be referred to herein as a "Party."

Reference is made to the Promissory Note dated as of the date indicated in the signature page (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

1. <u>Guaranty.</u> On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

2. <u>Guaranty Absolute and Unconditional.</u> Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

        (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

        (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

        (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

(d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e)   The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f)   The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g)   The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h)   Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. <u>Certain Waivers; Acknowledgments.</u> Guarantor further acknowledges and agrees as follows:

(a)   Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b)   In the event of Obligor's default in any payment of principal, interest, or premium under the Note, or in the event of Obligor's default in any other payment under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c)   This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d)   This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e) Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(f) Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(g) Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8, Notice. Any notice or demand which either Party may or must give to the other under this Guaranty shall be made in writing and delivered to the addresses below, or to such other addresses which each Party may later designate in writing to the other Party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the Party to whom said notice or other communication shall have been directed or (b) mailed by certified or

registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Guarantor:

Kevin Wolf, President
Wind Harvest International, Inc.
712 Fifth Street
Davis, CA 95616

If to Beneficiary:

See signature page of agreement

9. Successors and Assigns. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. Assignment. Either Party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. Governing Law. This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. Headings. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. Severability. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. Entire Agreement. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. Amendments. This Guaranty may be amended by mutual agreement of the parties in writing.

16. Electronic Signatures. Each Party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

Wind Harvest Pilot Project

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Promissory Note of Wind Harvest Pilot Project by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Securities: **Promissory Note**
Aggregate Subscription Price: **$**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Wind Harvest Pilot Project

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners’ status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                          By:

                                             (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Wind Harvest Pilot Project** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                           By:

                                           (Signature)

                                           Name:

                                           (If signing on behalf of entity)

                                           Title:

                                           (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number



THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND COMPANY HAS NO OBLIGATION TO REGISTER THIS NOTE IN THE FUTURE. THIS NOTE HAS BEEN ISSUED PURSUANT TO REGULATION CROWDFUNDING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING AND APPLICABLE STATE LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. NEITHER THE OFFERING OF THE NOTE NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAW.

<p style="text-align:center;">PROMISSORY NOTE</p>

<p style="text-align:center;">WITH</p>

<p style="text-align:center;">PROFIT SHARE KICKER</p>

PRINCIPAL AMOUNT:

EFFECTIVE DATE:

PROFIT SHARE KICKER: Share of profits from the sale of 250 shares of Wind Harvest International, Inc. Common Stock per $100 invested

FOR VALUE RECEIVED, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("***Company***") hereby promises to pay to the order of the Holder ("***Holder***") the amounts and on the terms described herein. This Note is issued pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act ("***Regulation Crowdfunding***") and as part of the Financing.

1. **Certain Definitions.**

    1.1. "***Financing***" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $1,000,000 pursuant to Regulation Crowdfunding and/or Rule 506(c) of Regulation D under the Securities Act.

    1.2. "***Investors***" means all of the holders of the Notes.

1.3. "***Loan Agreement***" means an agreement under which Company makes loans to Parent using the proceeds of the Financing.

1.4. "***Maturity Date,***" as to this Note, means December 31, 2027.

1.5. "***Note***" means this Note.

1.6. "***Notes***" means this Note and all of the promissory notes whose principal terms (other than the interest rate) are substantially similar to those of this Note. Such principal terms shall include the Maturity Date, the Warrant Expiration Date, and the provisions regarding the Profit Share Kicker in **Section 14** hereof.

1.7. "***Parent***" means Wind Harvest International, Inc., a Delaware corporation and the parent company of Company.

1.8. "***Pro Rata Share***" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

1.9. "***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

1.10. "***Warrants***" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the Loan Agreement.

1.11. "***Warrant Expiration Date***" means December 31, 2027.

1.12. "***Warrant Shares***" means shares of Parent's Common Stock issuable under the Warrants.

2. **Principal and Interest Payments.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

2.1. Beginning on the Effective Date, simple interest on the principal sum invested will accrue at a fixed rate of seven percent (8%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

2.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

2.3. Except as otherwise provided in this Note, all unpaid principal (or such lesser amount as will then equal the outstanding principal amount hereunder) interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

3. **Prepayment.** Prepayment, in whole or in part, of principal and/or interest under this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

4. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

6. **Security.** This Note is unsecured.

7. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

8. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

9. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

10. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

    10.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

    10.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this

Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon doing so, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

12. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

   12.1. Company has issued this Note in a commercial transaction for business purposes.

   12.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

   12.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how

these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

13. **Notes are Pari Passu.** The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

14. **Profit Share Kicker.**

    14.1. Under the Loan Agreement, Parent has agreed to issue Company Warrants for 250 Warrant Shares for every $100 invested by Investors (the "***Profit Share Kicker Warrants***").

    14.2. Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "***Profit Share Kicker Shares***") before the Warrant Expiration Date.

    14.3. If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to Holder such Holder's Pro Rata Share of the profit from such resale. Such payment shall be referred to herein as the "***Profit Share Kicker*.**"

    14.4. Payment of the Profit Share Kicker may occur in one transaction or in multiple transactions before the Warrant Expiration Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

    14.5. For purposes of illustration only, if Company raises $2,500,000 from Investors, Company will receive Profit Share Kicker Warrants for 6,250,000 Profit Share Kicker Shares. Company would then make Reasonable Efforts to exercise the Profit Share Kicker Warrants and sell the 6,250,000 Profit Share Kicker Shares. If an Investor invests $10,000, the Investor would be entitled to a Profit Share Kicker consisting of the profits from 25,000 Profit Share Kicker Shares, provided that, it is possible that Company will not exercise any or all of the Profit Share Kicker Warrants or sell any or all of the Profit Share Kicker Shares. In that case, the Investor's Profit Share Kicker could be a lower amount or zero.

    14.6. The Profit Share Kicker would be in addition to the repayment of principal and all accrued interest under this Note.

    14.7. Company shall have no obligation to exercise any Warrants or to sell any Warrant Shares issuable thereunder.

15. **Guaranty.** Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "*Rule*"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "*Guaranty*"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as *Exhibit A*.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

    16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

    16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

    17.1. **No Transfer Without Registration or Exemption.** Holder understands that the Note has not been registered under the Securities Act, or the securities laws of any State and that Company has no obligation to register this Note in the future. Holder understands that this Note has been issued pursuant to Regulation Crowdfunding and may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("Rule 501") and applicable State laws or pursuant to an effective registration statement or an exemption therefrom. Holder understands that Rule 501 provides that this Note may not be transferred for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

    17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully

reviewed Company's information on the PicMii Crowdfunding platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Note. Holder further represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and the business, properties, prospects and financial condition of Company, and to obtain additional information (to the extent the Company possessed such information or could acquire such information without unreasonable effort or expense) necessary to verify the accuracy or any information furnished to it or to which it had access.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the PicMii Crowdfunding platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth therein.

17.10. **Holder Not Subject to Backup Withholding.** Holder certifies that Holder is not subject to backup withholding because: (a) Holder is exempt from backup withholding, (b) Holder has not been notified by the Internal Revenue Service (IRS) that Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Holder that Holder is no longer subject to backup withholding.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
712 Fifth Street
Davis, CA 95616

If to Holder:

See address on Signature Page

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall

continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the PicMii Crowdfunding platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the PicMii Crowdfunding platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

18.14. **Note Not Effective Until Company Accepts Funds.** This Note is not effective until Company has accepted from the Holder an amount equal to the principal amount of this Note.

EXHIBIT A

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of the date indicated on the signature page is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of the Beneficiary indicated in the signature page ("**Beneficiary**"). The Guarantor and Beneficiary are collectively referred to herein as the "Parties" and each may individually be referred to herein as a "Party."

Reference is made to the Promissory Note dated as of the date indicated in the signature page (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

   1. Guaranty. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

   2. Guaranty Absolute and Unconditional. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

       (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

       (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

       (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

(d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e)   The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f)   The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g)   The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h)   Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. <u>Certain Waivers; Acknowledgments.</u> Guarantor further acknowledges and agrees as follows:

(a)   Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b)   In the event of Obligor's default in any payment of principal, interest, or premium under the Note, or in the event of Obligor's default in any other payment under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c)   This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d)   This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e)   Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(f)   Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(g)   Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8, Notice. Any notice or demand which either Party may or must give to the other under this Guaranty shall be made in writing and delivered to the addresses below, or to such other addresses which each Party may later designate in writing to the other Party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the Party to whom said notice or other communication shall have been directed or (b) mailed by certified or

registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

> <u>If to Guarantor</u>:
>
> Kevin Wolf, President
> Wind Harvest International, Inc.
> 712 Fifth Street
> Davis, CA 95616
>
> <u>If to Beneficiary:</u>
>
> See signature page of agreement

9. <u>Successors and Assigns</u>. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. <u>Assignment</u>. Either Party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. <u>Governing Law.</u> This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. <u>Headings</u>. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. <u>Severability</u>. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. <u>Entire Agreement</u>. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. <u>Amendments</u>. This Guaranty may be amended by mutual agreement of the parties in writing.

16. <u>Electronic Signatures</u>. Each Party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

Wind Harvest Pilot Project

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Promissory Note of Wind Harvest Pilot Project by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Securities: **Promissory Note**
Aggregate Subscription Price: **$**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Wind Harvest Pilot Project

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐   The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐   The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐   The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐   The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐   The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                               By:

                                                     (Signature)

                                               Name:

                                               (If signing on behalf of entity)

                                               Title:

                                               (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Wind Harvest Pilot Project (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

   i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

  ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

 iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

 iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

  v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

 vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

 vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                  (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number